Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED JUNE 2, 2020

TO THE PROSPECTUS DATED APRIL 15, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 15, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on rent collections and hotel occupancy for our portfolio in light of COVID-19; and

•	to update certain disclosures in the Prospectus.

COVID-19 Update

As of May 27, 2020, we had collected 97% of rent across all asset classes, which is 2% higher than last month at the same time, and consistent with our full month collections for April 2020. Below is the breakdown by asset class as of May 27, 2020:

•	Multifamily (44% of the portfolio) was 95% collected and 1% higher than April at the same time;

•	Office (34% of the portfolio) was 100% collected and 5% higher than April at the same time;

•	Industrial (9% of the portfolio) was 95% collected and 2% higher than April at the same time; and

•	Medical Office (6% of the portfolio) was 93% collected and 1% lower than April at the same time.

To provide context around our rent collections, we outperformed a recent National Association of Real Estate Investment Trusts (“Nareit”) market survey by 4% for month-end April, which reported 93% collections across all asset types1. The Nareit survey polled 70 REITs totaling $508 billion in market capitalization. We have been able to achieve this as a result of our investment strategy and emphasis on:

1. Market selection: We have invested in high growth, low-cost and diversified markets primarily across the southeast and southwest;

2. Asset selection: We have focused on hand-picked, best-in-class assets with no major capital improvement needs and virtually no exposure to retail;

3. Tenant quality and lease duration: We placed an emphasis on strong credit tenants or private industry leaders with minimal near term leasing exposure and long weighted average lease terms (7.3 years for office and 4.8 years for industrial); examples of our top 25 office tenants by rent include leading financial services companies, top 50 private law firms and other investment grade companies; and

4. Long-term debt: We have a weighted average loan duration of 7.6 years remaining across our portfolio based on the fully extended maturities.

Finally, we have seen improvement in our hotel (6% of the portfolio) performance as certain markets begin to reopen. Month-over-month occupancies have increased by 7% from 19% at the end of April to 26% as of May 27, 2020. Importantly, all of our hotels have remained open which will continue to enable us to capture demand as it returns. As a reminder, a number of our hotels are located in Florida where early indications are showing a pick-up in weekend transient / leisure travel demand.

[1]	Source: https://www.reit.com/news/blog/market-commentary/updated-reit-industry-april-rent-collections

SREIT-SUP3-0620

Prospectus Updates

Suitability Standards

The following disclosure is added to the “Suitability Standards” section of the Prospectus:

Commencing June 30, 2020, broker-dealers must comply with Regulation Best Interest, which, among other requirements, establishes a new standard of conduct for broker-dealers and natural persons who are associated persons of a broker-dealer when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. When making such a recommendation to a retail customer, they must act in the best interest of the retail customer at the time the recommendation is made.

Risk Factors

The following disclosure is added to the “Risk Factors” section of the Prospectus:

Compliance with the SEC’s Regulation Best Interest may negatively impact our ability to raise capital in this offering, which would harm our ability to achieve our investment objectives.

Commencing June 30, 2020, broker-dealers must comply with Regulation Best Interest, which, among other requirements, establishes a new standard of conduct for broker-dealers and natural persons who are associated persons of a broker-dealer when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. The impact of Regulation Best Interest on broker-dealers participating in our offering cannot be determined that this time and it may negatively impact whether broker-dealers and associated persons recommend this offering to retail customers. If Regulation Best Interest reduces our ability to raise capital in this offering, it would harm our ability to create a diversified portfolio of investments and ability to achieve our investment objectives.

Share Repurchases

In the “Share Repurchases” section of the Prospectus, the first sentence of the first bullet point under the sub-heading “—General” is replaced with the following:

Under our share repurchase plan, to the extent we choose to repurchase shares in any particular month we will only repurchase shares following the close of business of the last calendar day of that month (a “Repurchase Date”).

The disclosure regarding the timing of repurchases contained in “Prospectus Summary—Can I request that my shares be repurchased?” is similarly updated.